"Exemption No. 82-1357"

Continental

Press Release

RECEIVED
2007 MAY -7 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023281

PROCESSED
MAY 10 2007
THOMSON FINANCIAL
SUPPL

Continental AG Lays Foundation for Another Successful Year

- International automotive supplier reports strong improvements in sales and earnings for first quarter 2007 - Outlook confirmed despite uncertain trend in raw material prices

Hanover, May 2, 2007. In the first quarter of 2007, Continental AG, Hanover, has laid the foundation for another successful year. The international automotive supplier improved its sales and earnings in the first three months more than expected. "We've had a very good first quarter, which was characterized by an overall gratifying development in car production, especially in Europe and Asia. Other positive factors were the increases in replacement sales for passenger and light truck tires in Europe and North America, where we upped earnings significantly," said Continental Executive Board chairman Manfred Wennemer on Wednesday in Hanover. "Backed by these positive results for the first three months, we're highly confident that we will again improve sales and operating result in absolute terms and thus dependably achieve our goals for the year. We still consider, however, raw material prices to be a major uncertainty factor and are currently expecting them to stabilize at a high level on the whole."

Consolidated sales for the first quarter of 2007 rose by 9.8% compared with the same period of the previous year to €3,964.8 million (previous year: €3,611.6 million).

€ millions	Sales		EBIT ( ) = Return on sales	
	Jan.–Mar. 2007	Jan.–Mar. 2006	Jan.–Mar. 2007	Jan.–Mar. 2006
Continental Corp.	3,964.8	3,611.6	436.8 (11.0%)	352.4 (9.8%)
Automotive Systems	1,725.9	1,435.0	173.6 (10.1%)	151.4 (10.6%)
Passenger and Light Truck Tires	1,147.8	1,089.1	157.1 (13.7%)	108.0 (9.9%)
Commercial Vehicle Tires	344.5	346.2	28.1 (8.2%)	19.7 (5.7%)
ContiTech	780.9	770.1	92.0 (11.8%)	82.9 (10.8%)

The acquired automotive electronics business of Motorola contributed €284.6 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 6.5%.

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EBIT rose by 24.0% to €436.8 million (previous year: €352.4 million), and the return on sales to 11.0% (previous year: 9.8%). Before changes in the scope of consolidation and special effects, EBIT rose by €83.6 million or 24.0% to €431.9 million (previous year: €348.3 million). The adjusted return on sales amounts to 11.8% (previous year: 9.9%).

Net income attributable to the shareholders of the parent increased 21.9% to €270.5 million (previous year: €221.9 million) and earnings per share to €1.85 (previous year: €1.52). For the first three months of 2007, there was a **free cash flow** of €-119.8 million (previous year: €-230.2 million). At €1,322.3 million, **net indebtedness** was €141.3 million higher than at year-end 2006 and €652.2 million higher than at March 31, 2006. "This was mainly incurred through the financing of the acquisition of the automotive electronics business of Motorola and the contributions to the Contractual Trust Arrangement (CTA) of €630.0 million," explained CFO Dr. Alan Hippe. The **gearing ratio** rose to 26.6% compared with the same period of 2006 (16.7%).

Wennemer pointed out that the company is further strengthening its innovative prowess: Compared with March 31, 2006, **research and development expense** was up 18.6% to €185.2 million (previous year: €156.1 million), representing 4.7% of sales (previous year: 4.3%). In the first three months of 2007, €160.1 million (previous year: €200.1 million) was also invested in property, plant, equipment and software, primarily in new technologies for electronic brake and safety systems, as well as in expanding manufacturing capacities in all divisions. The **capital expenditure ratio** amounts to 4.0% (previous year: 5.5%) of sales. In the first quarter of 2006, major investments in the construction of the new tire plant in Camaçari, Brazil, affected the capital expenditure ratio.

As of March 31, 2007, Continental's **employees** numbered 87,284, an increase of 2,060 compared with the end of 2006. This increase is attributable, among other things, to the first-time consolidation of Thermopol and additional requirements within the Automotive Systems and Commercial Vehicle Tires divisions.

Sales by the **Automotive Systems** division rose in the first quarter of 2007 to €1,725.9 million, up 20.3% compared with the same period of 2006 (€1,435.0 million). The acquired automotive electronics business of Motorola contributed €284.6 million to sales. Before changes in the scope of consolidation and exchange rate effects, sales increased by 3.1%. Automotive Systems lifted its EBIT to €173.6 million, up 14.7% from €151.4 million. The return on sales decreased to 10.1% (previous year: 10.6%) due to the integration of the automotive electronics business acquired from Motorola, which contributed €6.0 million to EBIT.

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Before changes in the scope of consolidation and special effects, EBIT rose by €16.2 million or 10.7% to €167.6 million (previous year: €151.4 million). The adjusted return on sales amounts to 11.6% (previous year: 10.6%).

The **Passenger and Light Truck Tires** division increased sales in the first quarter of 2007 compared with the same period of 2006 by 5.4% to €1,147.8 million (previous year: €1,089.1 million). Before changes in the scope of consolidation and exchange rate effects, sales rose 7.7%. The division reported a 45.5% increase in EBIT to €157.1 million (previous year: €108.0 million). The return on sales rose to 13.7% (previous year: 9.9%). Before changes in the scope of consolidation and special effects from 2006, EBIT was up €48.3 million or 44.4% to €157.2 million (previous year: €108.9 million). The adjusted return on sales amounts to 13.7% (previous year: 10.0%).

The **Commercial Vehicle Tires** division recorded a decrease in sales in the first three months of 2007 to €344.5 million, down 0.5% compared with the same period in 2006 (€346.2 million). Before changes in the scope of consolidation and exchange rate effects, sales rose 13.8%. The division improved its EBIT to €28.1 million, up 42.6% (previous year: €19.7 million). The return on sales increased to 8.2% (previous year: 5.7%). Before changes in the scope of consolidation, EBIT rose by €13.8 million or 95.2% to €28.3 million (previous year: €14.5 million). The adjusted return on sales amounts to 8.2% (previous year: 4.6%).

Sales by the **ContiTech** division increased in the first quarter of 2007 to €780.9 million, up 1.4% compared with the same period of 2006 (€770.1 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 9.1%. ContiTech raised EBIT by 11.0% to €92.0 million (previous year: €82.9 million). The return on sales increased to 11.8% (previous year: 10.8%). Before changes in the scope of consolidation and special effects, EBIT rose by €9.7 million or 11.7% to €92.8 million (previous year: €83.1 million). The adjusted return on sales amounts to 12.2% (previous year: 11.9%).

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. It has a worldwide workforce of around 87,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Ph.: +49 511 938-1485, Fax: -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Ph.: +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

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